SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: December 30, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On December 30, 2004, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the creation of the Audit Committee of the Board of Directors. A copy of the corresponding press release is attached hereto as Exhibit 99-1.

On December 30, 2004, the Company also filed "Report on Material Facts" (the "Material Facts Report") with the Russian Federal Service for the Finance Markets ("FSFM") as required by the Russian Federation's securities legislation.

The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FSFM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Facts Report, contact Olga V. Mokhoreva, Head of the Securities Department of the Company, by phone at +7 (095) 973-9940, by facsimile at +7 (095) 787-2850 or by e-mail at mokhoreva@hq.rt.ru .

A copy of the Material Facts Report is attached hereto as Exhibit 99-2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2004	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99-1.	English translation of the press release announced the creation of the Audit Committee of the Board of Directors.
99-2.	English translation of the Material Fact Report filed to FSFM on December 30, 2004.

Exhibit 99-1

PRESS RELEASE

ROSTELECOM TO CREATE THE AUDIT COMMITTEE

Moscow - December 30, 2004 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the creation of the Audit Committee of the Board of Directors. On December 21, 2004 the Board of Directors made a decision to establish the Audit Committee comprised of three independent directors and one non-executive director - representative of Svyazinvest - a non-voting member with "observer" status.

Establishing the Audit Committee is an important step in enhancing and developing Rostelecom's corporate practices, following the creation of the Strategic Planning Committee and the Nominations and Remuneration Committee of the Board of Directors.

At the same meeting the Board of Directors approved the Audit Committee Regulations as the principal policy providing for the Committee's terms of reference, including establishing its authority, election of its members and its proceedings. The Audit Committee Regulations were drafted in compliance with the best standards of corporate governance accepted both in Russia and internationally, including the requirements of the Russian legislation, the demands of The U.S. Securities and Exchange Commission as well as the listing standards of the New York Stock Exchange and Russian stock exchanges.

According to the Regulations, the principal purpose of the Audit Committee shall be to assist the Board of Directors in overseeing:
  -   the qualifications and independence of the Company's independent auditor;
  -   the performance of the Company's internal audit function and the independent auditor;
  -   the quality and integrity of the Company's financial statements;
  -   the Company's compliance with legal and regulatory requirements.

Apart from this, the Audit Committee shall ensure the promotion of the Board members' actual participation in exercising control and establishment of their personal awareness of the Company's activities related to the issues set above.

For more details on the Audit Committee membership as well as the text of the Regulations, please visit Rostelecom's web site (www.rt.ru/icenter/en ).

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Exhibit 99-2.

REPORT ON MATERIAL FACTS
"INCLUSION OF SECURITIES OF THE ISSUER TO THE LIST OF SECURITIES TRADED ON THE STOCK EXCHANGE"

1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
2.	Location: 127091, Moscow, Delegatskaya st., 5
3.	Taxpayer's Identification Number (TIN): 7707049388
4.	Issuer's unique code assigned by registration authority: 00124-A
5.	Web-site used by Issuer to disclose information on material facts: www.rt.ru/icenter/en
6.	Full proprietary name of the stock exchange: Open Joint Stock Company "Stock Exchange RTS"
7.	Form, category (type), number and other identifications of securities included to the list of securities traded on the stock exchange: uncertificated registered ordinary shares (registration number 1-01-00124-A as of September 09, 2003) and uncertificated registered preferred shares (registration number 2-01-00124-A as of September 09, 2003).
8.	Securities are included to section: "Traded non-listed securities"

Deputy General Director - Finance Director	Andrey A. Gaiduk
Date: December 30, 2004